NON-COMPETITION AGREEMENT

THIS NON-COMPETITION AGREEMENT (the “Agreement”) is made as of October  25, 2006,  by and among Forbes Medi-Tech Inc., (“Forbes”) and John Nestor ( “Promisor”).

RECITALS

WHEREAS, Forbes has acquired TheraPei Pharmaceuticals, Inc. (“TheraPei”) pursuant to an acquisition agreement dated as of October 24, 2006 (the “Acquisition”);

WHEREAS, Promisor is an officer of TheraPei and major shareholder in TheraPei and will become the Chief Scientific Officer of Forbes as a result of the Acquisition; and

WHEREAS, part of the consideration for the Acquisition is that Promisor be bound by the terms of this Agreement and the execution and delivery of this Agreement is a condition to the closing of the Acquisition.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

1.

Covenant Not to Compete or Solicit Upon Termination of Employment.

a.

Non-competition.  Promisor agrees that after termination of his employment with Forbes, Forbes would be irreparably injured if Promisor were to enter into any business activity in competition with the Restricted Business in a Restricted Territory (as hereinafter defined) within twelve months from the date of such termination.  Accordingly, in order to induce Forbes to consummate the Acquisition, Promisor agrees that during the Effective Period (as hereinafter defined), he will not directly or indirectly engage in (whether as an employee, consultant, proprietor, partner, director, officer or otherwise), or have any ownership interest in, or participate in the financing, operation, management or control of, any person, firm, corporation or business that engages in, a Restricted Business in a Restricted Territory (as defined herein) whether such engagement or ownership interest shall be for profit or not.  The parties agree that ownership by Promisor of no more than ten percent (10%) of the outstanding voting stock of a publicly traded corporation shall not constitute a violation of this provision.

b.

No Solicitation.  During the Effective Period, Promisor shall not:

i.

solicit, encourage or take any other action directly or indirectly which is intended to induce or which in fact does in whole or part cause any employee of Forbes to terminate his employment with Forbes; or

ii.

solicit, encourage or take any other action directly or indirectly which is intended to induce or which in fact does in whole or part cause any customer of Forbes to terminate or reduce its relationship with Forbes

ii.

interfere in any manner with the contractual or employment relationship between Forbes and its respective employees, consultants and other service providers, suppliers or customers.

c.

Worldwide Market.  The parties acknowledge that the market for the products of the Restricted Business is worldwide and accordingly, in order to secure to Forbes the benefits of the Acquisition, the parties agree that the provisions of this Section 1 shall apply in the Restricted Territory.

d.

Geographic Severability.  The parties intend that the covenants contained in the preceding paragraphs shall be construed as a series of separate covenants, one for each county, city, state and foreign country of the Restricted Territory.  Except for geographic coverage, each such separate covenant shall be deemed identical in terms of the covenant contained in the preceding paragraphs.  If, in any judicial proceeding, a court shall refuse to enforce any of the separate covenants (or any part thereof) deemed included in said paragraphs, then such unenforceable covenant (or such part) shall be deemed eliminated from this Agreement for the purpose of those proceedings to the extent necessary to permit the remaining separate covenants (or portions thereof) to be enforced.  In the event, but only in the event, that this non-competition agreement is deemed by a court of competent jurisdiction to be unenforceable by injunction or otherwise in any respect, the court is hereby expressly authorized and requested to partially enforce the terms hereof by injunction and otherwise to the maximum extent reasonable.

2.

Certain Definitions.  For purposes of this Agreement, the following terms have the meanings set forth below.

a.

“Effective Period” shall commence on the termination of the Promisor’s employment with Forbes and shall cease twelve (12) months from the date of such termination.

b.

“Restricted Business” shall mean all business in which TheraPei was engaged or as to which any research had been conducted as of the date of the Acquisition  and includes, but is not limited to, the business of (i) pharmaceutical uses of plant sterols/stanols and derivatives, (ii) “functional foods”, (iii) VPAC2 ligands, (iv) serine palmitovl transferase inhibitors, (v) inhibitors of acetyl-CoA carboxylase, or (vi) any other platform which Forbes may be actively researching, developing, and/or commercializing, or which Forbes may have identified for further research, development or commercialization, within the twelve (12) months prior to the termination of the Promisor’s employment with Forbes.

c.

“Restricted Territory” shall mean each of the counties, cities and states of the United States and each foreign country worldwide.

3.

Injunctive Relief.  Each of the parties acknowledges that (i) the covenants and the restrictions contained in this Agreement are necessary, fundamental, and required for the protection of Forbes  and to preserve for Forbes the benefits of the Acquisition; (ii) such covenants relate to matters which are of a special, unique, and extraordinary character that gives each of such covenants a special, unique, and extraordinary value; and (iii) a breach of any of such covenants or any other provision of this Agreement will result in irreparable harm and damages to Forbes which cannot be adequately compensated by a monetary award.  Accordingly, it is expressly agreed that in addition to all other remedies available at law or in equity, Forbes shall be entitled to the immediate remedy of a temporary restraining order, preliminary injunction, or such other form of injunctive or equitable relief as may be used by any court of competent jurisdiction to restrain or enjoin any of the parties hereto from breaching any such covenant or provision or to specifically enforce the provisions hereof.

4.

Successors and Assigns.  This Agreement and the respective rights and obligations of the parties hereunder shall be binding upon, inure to the benefit of, and be enforceable by the parties hereto and their successors, heirs, assigns, and legal and personal representatives.

5.

Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with acknowledgment of complete transmission) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

a.

if to Forbes:

Suite 200

750 W. Pender St.

Vancouver, B.C. Suite 200, 750 West Pender Street, Vancouver, B.C.

V6C 2T8

Attention:  Chief Executive Officer

Fax # 604-689-7641

With a copy to:

Cawkell Brodie Glaister, LLP

1260 – 1188 West Georgia St.

Vancouver, B.C.

V6E 4A2

Attention: Nancy Glaister

Fax # 604-684-3350

b.

if to Promisor, to:

John Nestor

725 Lynwood Drive

Encinitas, CA  92024

with a copy to:

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

Attention:  Martin Waters.

Facsimile No.:  (858) 350-2399

6.

Governing Law.  This Agreement shall be interpreted, construed, and enforced in accordance with the internal laws, and not the law of conflicts, of the State of California applicable to agreements made and to be performed in such state.  The parties hereto agree that all actions and proceedings relating directly or indirectly hereto shall be litigated in any state court or federal court located in San Diego, California and the parties hereto hereby expressly consent to the non-exclusive jurisdiction and venue of any such court and consent to the service of process of any such court in any such action or proceeding by certified or registered mailing of the summons and complaint therein directed to the parties at their respective addresses set forth herein.  Promisor agrees that a judgment in such courts shall be enforceable in any other jurisdiction where Promisor may reside or be located.

7.

Attorneys’ Fees and Costs.  In the event of any action at law or in equity between the parties hereto to enforce any of the provisions hereof, the unsuccessful party or parties to such litigation shall pay to the successful party or parties all costs and expenses, including reasonable attorney’s fees, incurred therein by such successful party or parties, and if such successful party or parties shall recover judgment in any such action or proceeding, such costs, expenses, and attorneys= fees may be included in and as part of such judgment.  The successful party shall be party who is entitled to recover his costs of suit, whether or not the suit proceeds to final judgment.  If no costs are awarded, the successful party shall be determined by the court.

8.

Amendment and Waiver.  This Agreement may be amended only by the written agreement of all the parties hereto.  The failure of any party at any time or times to require the performance of any provision hereof shall in no manner waive the right at a later time to enforce the same.  No waiver by either party of any condition, or of any breach of any term, covenant representation, or warranty contained in this Agreement in any one or more instances, shall be deemed to be or construed as, a further or continuing waiver of any such condition or breach, or a waiver of any other condition, or other breach of any other term, covenant, representation or warranty.

9.

Counterparts.  This Agreement may be executed in one or more facsimile counterparts by the parties hereto.  All counterparts shall be construed together and shall constitute one covenant.

10.

Entire Agreement.  This Agreement and any other documents delivered pursuant hereto constitute the full and entire understanding and Agreement of the parties and supersedes all previous communications, representations, understandings and agreements, whether written or oral, between the parties with regard to the subject hereof and thereof.

11.

Legal and Financial Advice  The Promisor hereby represents, warrants and acknowledges to Forbes that he had the opportunity to seek and was not prevented nor discouraged by Forbes from seeking independent legal and financial advice prior to the execution and delivery of this Agreement.

12.

Severability Generally.  Any provision of this Agreement which is determined by a court of competent jurisdiction to be void, unenforceable or invalid shall be severable from all other provisions thereof and hereof and shall not be deemed to affect or impair the enforceability of any such other provisions of this Agreement.

13.

Unilateral Curtailment of Restrictive Conditions  On notice by Forbes to Promisor,  Forbes may unilaterally reduce the time period or geographic area(s) prescribed in any provision contained in this Agreement, or may restrict the definition of "Restricted Business" to narrow its scope.

IN WITNESS WHEREOF, Forbes and Promisor have caused this Agreement to be duly signed as of the date first written above.

FORBES MEDI-TECH INC.

By: _________________________________________

Name: Charles A. Butt

Title: President & CEO

____________________________________________

JOHN NESTOR